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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

PACIFIC PREMIER BANCORP, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

69478X105 (CUSIP Number)

APRIL 3, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 69478X105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SAN BERNARDINO COUNTY SAFETY EMPLOYEES BENEFIT ASSN.	95-6059097 33-0597494

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization CALIFORNIA, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 150,360 6. Shared Voting Power 0 7. Sole Dispositive Power 150,360 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,360

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 11.3

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 69478X105	13G

Item 1(a)	PACIFIC PREMIER BANCORP, INC.

1(b)	1600 Sunflower Avenue, 2nd FL Costa Mesa, California 92626

Item 2(a)	SAN BERNARDINO COUNTY SAFETY EMPLOYEES’ BENEFIT ASSOCIATION

2(b)	555 North E Street, San Bernardino, CA 92401

2(c)	Not Applicable

2(d)	Common Stock

2(e)	69478X105

Item 3	Not Applicable

Item 4	(a) 150,360

(b) 11.3%

(c) (i) 150,360

(ii) 0

(iii) 150,360

(iv) 0

Item 5	Not Applicable.

Item 6	Not Applicable.

Item 7	Not Applicable.

Item 8	Not Applicable.

Item 9	Not Applicable.

Item 10	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

April 3, 2003
Date

/s/ JAMES H. ERWIN
Signature

James H. Erwin / President
Name/Title